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                                    PARADIGM
                                    MEDICAL INDUSTRIES, INC.







                                 April 27, 2007


VIA EDGAR
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Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Thomas A. Jones
         Senior Attorney

         Re:      Paradigm Medical Industries, Inc.
                  Form SB-2 Registration Statement No. 333-137334

Dear Mr. Jones:

         We hereby respectfully request acceleration pursuant to Rule 461 under the Securities Act of 1933 of the effective date of the above-captioned Registration Statement to 1:00 p.m., Eastern Daylight Time, Tuesday, May 1, 2007, or as soon thereafter as is reasonably practicable.

         In addition, in connection with this acceleration request, the Company hereby acknowledges the following:

         1. Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         3. The Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                           Very truly yours,

                                           /s/ Raymond P. L. Cannefax

                                           Raymond P. L. Cannefax
                                           President and Chief Executive Officer




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